Exhibit 21
SUBSIDIARIES OF AMERISTAR CASINOS, INC.
1. Cactus Pete’s, Inc., a Nevada corporation, dba Cactus Petes Resort Casino and The Horseshu Hotel & Casino
2. Ameristar Casino Vicksburg, Inc., a Mississippi corporation
3. Ameristar Casino Council Bluffs, Inc., an Iowa corporation
4. Ameristar Casino Las Vegas, Inc., a Nevada corporation
5. A.C. Food Services, Inc., a Nevada corporation
6. Ameristar Casino St. Louis, Inc., a Missouri corporation
7. Ameristar Casino St. Charles, Inc., a Missouri corporation
8. Ameristar Casino Kansas City, Inc., a Missouri corporation
9. Richmond Street Development, Inc., a Pennsylvania corporation
10. Ameristar Casino Black Hawk, Inc., a Colorado corporation
11. Nickel Acquisition Corp., a Delaware corporation
12. Ameristar East Chicago Holdings, LLC, an Indiana limited liability company
13. Ameristar Casino East Chicago, LLC, an Indiana limited libility company